Exhibit 12.3

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(19)	$(36)
Fixed Charges	195	192

Total Earnings	$176	$156

Fixed Charges
Interest Expense	$189	$186
Amortization of Debt Costs	4	4
Interest Element of Rentals	2	2

Total Fixed Charges	$195	$192

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2008 and 2007 were insufficient to cover fixed charges by
$19 million and $36 million, respectively. As a result of such deficiencies, the ratios are not presented above.